SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kratos Defense and Security Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

50077B207
(CUSIP Number)

Bandel L. Carano Oak Management Corporation 901 Main Avenue, Suite 600 Norwalk, Connecticut 06851 (203) 226-8346
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 21 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners IX, Limited Partnership 06-1556218
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 267,786 shares of Common Stock
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 267,786 shares of Common Stock
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 267,786 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON Oak Associates IX, LLC 06-1556230
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 267,786 shares of Common Stock
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 267,786 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 267,786 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON Oak IX Affiliates Fund – A, Limited Partnership 06-1571899
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,427 shares of Common Stock
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 6,427 shares of Common Stock
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,427 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON Oak IX Affiliates Fund, Limited Partnership 06-1556229
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,853 shares of Common Stock
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 2,853 shares of Common Stock
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,853 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON Oak IX Affiliates, LLC 06-1556233
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 9,280 shares of Common Stock
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 9,280 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,280 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners X, Limited Partnership 06-1601019
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 566,005 shares of Common Stock
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 566,005 shares of Common Stock
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 566,005 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON Oak Associates X, LLC 06-1630661
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 566,005 shares of Common Stock
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 566,005 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 566,005 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON Oak X Affiliates Fund, Limited Partnership 06-1622220
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,085 shares of Common Stock
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 9,085 shares of Common Stock
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,085 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON Oak X Affiliates, LLC 06-1630662
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 9,085 shares of Common Stock
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 9,085 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,085 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XIII, Limited Partnership 27-0500764
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 11,040,458 shares of Common Stock
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 11,040,458 shares of Common Stock
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,040,458 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON Oak Associates XIII, LLC 27-0443236
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 11,040,458 shares of Common Stock
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 11,040,458 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,040,458 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 13 of 21 Pages

1	NAME OF REPORTING PERSON Oak Management Corporation 06-0990851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER Not applicable
	8	SHARED VOTING POWER 11,892,614 shares of Common Stock
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 11,892,614 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,892,614 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 14 of 21 Pages

1	NAME OF REPORTING PERSON Bandel L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 606,098 shares of Common Stock
	8	SHARED VOTING POWER 11,892,614 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 606,098 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 11,892,614 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,498,712 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 15 of 21 Pages

1	NAME OF REPORTING PERSON Edward F. Glassmeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,459 shares of Common Stock
	8	SHARED VOTING POWER 11,892,614 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,459 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 11,892,614 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,896,073 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 16 of 21 Pages

1	NAME OF REPORTING PERSON Frederic W. Harman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,599 shares of Common Stock
	8	SHARED VOTING POWER 11,892,614 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,599 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 11,892,614 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,894,213 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 17 of 21 Pages

1	NAME OF REPORTING PERSON Ann H. Lamont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,701 shares of Common Stock
	8	SHARED VOTING POWER 11,892,614 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,701 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 11,892,614 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,896,315 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 18 of 21 Pages

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") by the Reporting Persons on May 18, 2012 ("Original Schedule 13D", together with this Amendment No. 1, the "Schedule 13D"), relating to the Common Stock, par value $0.001 per share (the “Common Stock”) of Kratos Defense and Security Solutions, Inc., a Delaware corporation ("Issuer"). Capitalized terms used here without definition shall have the meaning set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to reflect the changes in the number of shares of Common Stock held and beneficial ownership percentages, as previously reported on the Forms 4 filed with the SEC and the removal of each of Iftikar A. Ahmend, Gerald R. Gallagher, Grace A. Ames, Warren B. Riley and Andrew W. Adams as Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended by removing the following from the list of filing Persons: Iftikar A. Ahmed Gerald R. Gallagher Grace A. Ames Warren B. Riley Andrew W. Adams

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As of November 20, 2015 since the filing of the Original Schedule 13D, the Issuer has granted Bandel L. Carano options that remain outstanding to purchase a total of 67,269 shares of Common Stock for service on the Issuer's Board of Directors.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended restated as follows:

(a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 59,088,317 shares of Common Stock outstanding as of October 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015 (as filed with the Securities and Exchange Commission on November 30, 2015) (the “Kratos 10-Q”).

Oak Associates IX GP is the general partner of Oak IX. Oak IX Affiliates GP is the general partner of each of Oak IX Affiliates and Oak IX Affiliates-A. Oak Associates X GP is the general partner of Oak X. Oak X Affiliates GP is the general partner of Oak X Affiliates. Oak Associates XIII GP is the general partner of Oak XIII. Oak Management is the manager of Oak IX, Oak IX Affiliates, Oak IX Affiliates-A, Oak X, Oak X Affiliates and Oak XIII.

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 19 of 21 Pages

Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of each of Oak Associates IX GP and Oak IX Affiliates GP, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by Oak IX, Oak IX Affiliates and Oak IX Affiliates-A. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of each of Oak Associates X GP and Oak X Affiliates GP, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by Oak X and Oak X Affiliates. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of Oak Associates XIII GP, and, as such, may be deemed to possess shared beneficial ownership of any shares of common stock held by Oak XIII.

Amounts shown as beneficially owned by each of Oak X, Oak Associates X GP, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, and Ann H. Lamont include options to purchase 26,387 shares of Common Stock, which may be deemed to be held by Bandel L. Carano on behalf of Oak X.

Amounts shown as beneficially owned by each of Oak X Affiliates, Oak X Affiliates GP, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, and Ann H. Lamont include options to purchase 424 shares of Common Stock, which may be deemed to be held by Bandel L. Carano on behalf of Oak X Affiliates.

Amounts shown as beneficially owned by each of Oak XIII, Oak Associates XIII GP, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, and Ann H. Lamont include options to purchase 40,458 shares of Common Stock, which may be deemed to be held by Bandel L. Carano on behalf of Oak X Affiliates.

Amounts shown as beneficially owned by Edward F. Glassmeyer include 1,999 shares of Common Stock held individually by Mr. Glassmeyer and 1,460 shares of Common Stock held by a trust of which members of Mr. Glassmeyer’s immediate family are the beneficiaries and the trustee.

Amounts shown as beneficially owned by Fredric W. Harman include an aggregate of 1,599 shares of Common Stock held in trust for the benefit of Mr. Harman’s three minor children. Mr. Harman disclaims beneficial ownership of the shares held in trust for his three minor children.

Amounts shown as beneficially owned by Ann H. Lamont include 3,402 shares of Common Stock individually owned by Ms. Lamont and 299 shares of Common Stock held by The Lamont Children’s 1998 Trust for the benefit of Ms. Lamont’s minor children.

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 20 of 21 Pages

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c) Except as set forth in herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Mr. Ahmed ceased to be the beneficial owner of more than five percent of the Common Stock as of May 18, 2015. Mr. Gallagher ceased to be the beneficial owner of more than five percent of the Common Stock as of July 17, 2014.

Item 7.	EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibits:
Exhibit 99.1	Joint Filing Agreement.

CUSIP No. 50077B207	SCHEDULE 13D/A	Page 21 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2016

Entities:

Oak Investment Partners IX, Limited Partnership
Oak Associates IX, LLC
Oak IX Affiliates Fund, Limited Partnership
Oak IX Affiliates Fund – A, Limited Partnership
Oak IX Affiliates, LLC
Oak Investment Partners X, Limited Partnership
Oak Associates X, LLC
Oak X Affiliates Fund, Limited Partnership
Oak X Affiliates, LLC
Oak Investment Partners XIII, Limited Partnership
Oak Associates XIII, LLC
Oak Management Corporation

	By:	/s/ Bandel L. Carano
Bandel L. Carano, as General Partner or Managing Member or as Attorney-in-fact for the above-listed entities

Individuals:

Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

	By:	/s/ Bandel L. Carano
Bandel L. Carano, Individually and as Attorney-in-fact for the above-listed individuals